Appendix A

Series and Class of Trust for Advised Portfolios	Operating Expense Limit as a Percentage of Average Daily Net Assets
Infinity Q Diversified Alpha Fund
Class A	2.20%
Class I	1.95%

TRUST FOR ADVISED PORTFOLIOS		INFINITY Q CAPITAL MANAGEMENT, LLC
on behalf of the series listed on Schedule A

By:	/s/ Christopher E. Kashmerick	By:	/s/ Leonard A. Potter
Name:	Christopher E. Kashmerick	Name:	Leonard A. Potter
Title:	President	Title:	Chief Executive Officer

Approved by the Board of Trustees: April 2, 2015
Revised Appendix A and Last Approved by the Board of Trustees: August 19, 2015